EXHIBIT 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”)
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual and Special Shareholders Meeting of the Company held on June 3, 2025 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item Voted Upon	Voting Result
Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.

Votes by Ballot
	For	Against

Hussein Barma	143,639,385 (99.80%)	285,884 (0.20%)
Carissa Browning	142,929,228 (99.31%)	996,039 (0.69%)
George Burns	143,689,977 (99.84%)	235,292 (0.16%)
Teresa Conway	142,887,461 (99.28%)	1,037,808 (0.72%)
Judith Mosely	143,622,193 (99.79%)	303,075 (0.21%)
Steven Reid	143,084,929 (99.42%)	840,336 (0.58%)
Stephen Walker	143,612,321 (99.78%)	312,947 (0.22%)
John Webster	142,344,662 (98.90%)	1,580,607 (1.10%)

Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot.

Votes by Ballot
	For	Withheld
	154,049,826 (98.55%)	2,272,811 (1.45%)

To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot.

Votes by Ballot
	For	Against
	142,594,748 (99.08%)	1,330,520 (0.92%)

Approve amendments to the Company’s Stock Option Plan	The ordinary resolution to approve and restate the Company’s Stock Option Plan was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
	For	Against
	141,660,311 (98.43%)	2,264,956 (1.57%)

Approve amendments to the Company’s Performance Share Unit Plan	The ordinary resolution to approve and restate the Company’s Performance Share Unit Plan was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
	For	Against
	141,978,463 (98.65%)	1,946,804 (1.35%)

Advisory Vote on Executive Compensation	The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
	For	Against
	141,377,260 (98.23%)	2,548,005 (1.77%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram

Corporate Secretary